SEC… ISSION

15026948

AN … ORT
FORM X-17A-5/ A
PART III

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SEC FILE NUMBER
8- 44863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RPB, CPAs

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMM
RECEIVED
APR 14 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Y-A

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RECEIVED
2015 APR 17 PM 3: 12
SEC / MR

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

SEC MAIL PROCESSING SECTION
RECEIVED
APR 14 2015
WASH, D.C.
201

Report of Independent Registered Public Accounting Firm

To the Shareholders of
FIMCO Securities Group, Inc.
Mequon, WI

We have reviewed management's statements, included in the accompanying Exemption Report, in which FIMCO Securities Group, Inc., (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c3-3(k)(1) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
April 07, 2015
Milwaukee, Wisconsin

FSG® FIMCO® SECURITIES GROUP, INC.

TO: FINRA, Business Support Unit

FROM: FIMCO Securities Group, Inc. – CRD 30343

Firm Attestation

DATE: March 12, 2015

RE: 15C 3 – 3 Exemption Requirement

I, Frederick A. Henry, President of FIMCO Securities Group, Inc., attest that our firm is not engaged in selling to or for any clients, and therefore requesting and exemption from this regulation.

We have not, and do not intend to hold customer cash or securities.

Sincerely,

Frederick A. Henry

President, FIMCO Securities Group, Inc.

- MEMBER FINRA – SIPC
- 10936 North Port Washington Road; Suite 287; Mequon WI; 53092 • (414) 702-8872